As filed with the Securities and Exchange Commission on July 19, 2006
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                   FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                             WNS (HOLDINGS) LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not Applicable
                   (Translation of issuer's name into English)

                             Jersey, Channel Islands
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS,
                         formerly Bankers Trust Company
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             WNS North America Inc.
                        420 Lexington Avenue, Suite 2515
                            New York, New York 10170
                                 (212) 599-6960
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

   Francis Fitzherbert-Brockholes, Esq.        Michael W. Sturrock, Esq.
               White & Case                      Latham & Watkins LLP
            5 Old Broad Street                     80 Raffles Place
              London EC2N 1DW                     #14-20 UOB Plaza 2
             +44-20-7532-1000                      Singapore 048624
                                                     +65-6536-1161

It is proposed that this filing become effective    [ ] immediately upon filing.
under Rule 466:                                     [ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: [X]

                         CALCULATION OF REGISTRATION FEE

---------------------------   ------------   ------------------------   ------------------------    ----------------
  Title of Each Class of      Amount to be       Proposed Maximum           Proposed Maximum            Amount of
Securities to be Registered    Registered    Aggregate Price Per Unit*  Aggregate Offering Price**  Registration Fee
---------------------------   ------------   ------------------------   ------------------------    ----------------
American Depositary Shares      35,000,000            $5.00                  $1,750,000                 $187.25
evidenced by American           American
Depositary Receipts, each      Depositary
American Depositary Share        Shares
representing one ordinary
share, par value 10 pence
per share, of WNS
(Holdings) Limited (the
"shares")
---------------------------   ------------   ------------------------   ------------------------    ----------------

*    Each unit represents one hundred American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibits A and B to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 Cross Reference

                                                                          Location in Form of Receipt
Item Number and Caption                                                   Filed Herewith as Prospectus
-----------------------------------------------------------------   ------------------------------------------
1.   Name of depositary  and address of its  principal  executive   Face of Receipt, Introductory Article
     office

2.   Title  of  American  Depositary  Receipts  and  identity  of   Face of Receipt, Introductory Article
     deposited securities

     Terms of Deposit:

     (a)  The amount of deposited securities  represented by one    Face of Receipt, Introductory Article
          unit of American Depositary Receipts                      upper right corner

     (b)  The procedure for voting, if any, the deposited           Reverse of Receipt, Article 15
          securities

     (c)  The collection and distribution of dividends              Reverse of Receipt, Article 13

     (d)  The transmission of notices, reports and proxy            Face of Receipt, Article 12, Reverse of
          soliciting material                                       Receipt, Articles 14 and 15

     (e)  The sale or exercise of rights                            Face of Receipt, Articles 2 and 6,
                                                                    Reverse of Receipt, Articles 13, 16 and 21

     (f)  The  deposit  or sale  of  securities  resulting  from    Reverse of Receipt, Articles 13 and 16
          dividends, splits or plans of reorganization

     (g)  Amendment,  extension  or  termination  of the deposit    Reverse of Receipt, Articles 20 and 21
          arrangements                                              (no provision for extension)

     (h)  Rights of holders of American  Depositary  Receipts to    Face of Receipt, Article 12
          inspect  the books of the  depositary  and the list of
          holders of Receipts

     (i)  Restrictions  upon the right to  transfer  or withdraw    Face of Receipt, Articles 2, 3 and 4
          the underlying securities

                                                                          Location in Form of Receipt
Item Number and Caption                                                   Filed Herewith as Prospectus
-----------------------------------------------------------------   ------------------------------------------
     (j)  Limitation upon the liability of the depositary           Face of Receipt, Articles 6 and 10,
                                                                    Reverse of Receipt, Articles 15, 16, 17,
                                                                    18 and 21

3.   Fees and Charges                                               Face of Receipt, Article 9

ITEM 2. AVAILABLE INFORMATION

Public reports furnished by issuer                    Face of Receipt Article 12

WNS (Holdings) Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary and, where made available by the Commission, on the Commission's website (www.sec.gov).

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

(a) Deposit Agreement, dated July 18, 2006, by and among WNS (Holdings) Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, (the "Deposit Agreement"), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibits A and B thereto. Filed herewith as Exhibit (a).

(b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)  Certification under Rule 466. Not applicable.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Contained on signature pages hereto.

ITEM 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt at least thirty days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, dated as of July 18, 2006, by and among the Company, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on July 19, 2006.


                                       Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, par value 10 pence each, of WNS (Holdings) Limited.


                                       By: Deutsche Bank Trust Company Americas,
                                           as Depositary


                                       By: /s/ Tom Murphy
                                           -------------------------------------
                                           Name:  Tom Murphy
                                           Title: Vice President


                                       By: /s/ Jane Taylor
                                           -------------------------------------
                                           Name:  Jane Taylor
                                           Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, WNS (Holdings) Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mumbai, India, on July 19, 2006.


                                       WNS (Holdings) Limited


                                       By: /s/ Ramesh N. Shah
                                           -------------------------------------
                                           Name:  Ramesh N. Shah
                                           Title: Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on July 19, 2006.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ramesh Shah, Neeraj Bhargava and Zubin Dubash, severally, such person's true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, provided two of the above listed attorneys-in-fact act together on behalf of such person, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        SIGNATURE                         TITLE                      DATE
----------------------------   -----------------------------   -----------------

  /s/ Ramesh N. Shah
----------------------------   Chairman of the Board
      Ramesh N. Shah

                               Director and Group Chief
  /s/ Neeraj Bhargava          Executive Officer
----------------------------   (principal executive officer)
      Neeraj Bhargava

                               Director and Group Chief
                               Financial Officer (principal
  /s/ Zubin Dubash             financial officer and
----------------------------   principal accounting officer)
      Zubin Dubash

  /s/ Pulak Prasad
----------------------------   Director
      Pulak Prasad

  /s/ Nitin Sibal
----------------------------   Director
      Nitin Sibal

  /s/ Miriam Strouse
----------------------------   Director
      Miriam Strouse

  /s/ Jeremy Young
----------------------------   Director
      Jeremy Young

  /s/ Guy Sochovsky
----------------------------   Director
      Guy Sochovsky

        SIGNATURE                         TITLE                      DATE
----------------------------   -----------------------------   -----------------

  /s/ Timothy Hammond
----------------------------   Director
      Timothy Hammond

                               Authorized Representative of
By:  /s/ Ramesh N. Shah        WNS (Holdings) Limited in the
   -------------------------   United States
   Ramesh N. Shah

                                INDEX TO EXHIBITS

Exhibit Number
-----------------------------------------------------------------
99.1 (a) Deposit Agreement, dated July 18, 2006, by and among WNS (Holdings) Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibits A and B thereto.

99.2 (d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered.

     (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Contained on signature pages hereto.